Exhibit 99.1

Menora Mivtachim Insurance Selects Sapiens IDIT Software Suite

The new agreement expands the companies’ strategic relationship and is valued at over $10 million

Holon, Israel – September 12, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that Menora Mivtachim Insurance (Menora), one of Israel’s largest insurance and financial groups, selected the Sapiens IDIT insurance software suite.

Menora expanded its long-term, strategic relationship with Sapiens ‒ the company had previously selected Sapiens to manage its life and pension and reinsurance lines of business ‒ by signing an agreement valued at over $10 million. By selecting the Sapiens IDIT software suite to manage the full lifecycle of its property and casualty (P&C) business, Menora will further advance its P&C business objectives. This agreement also represents a significant milestone for Sapiens, increasing the company’s global P&C footprint and strengthening Sapiens’ position in the Israeli P&C insurance market.

“Selecting Sapiens was a natural decision for us, considering the long-standing strategic relationship between the two companies,” said Moti Rosen, CEO of Menora Mivtachim Insurance. “Menora has full confidence in Sapiens and its ability to develop and implement its mission-critical P&C insurance system, which will serve Menora’s property and casualty business for years to come. We chose Sapiens’ advanced and innovative IDIT solution to enhance our business objectives in the local P&C insurance market and to enable us to better address our future insurance needs.”

“By choosing Sapiens IDIT as its core system for P&C insurance, Menora Mivtachim Insurance has demonstrated its continued trust in Sapiens’ solutions and proven delivery capabilities,” said Tal Sharon, general manager, Sapiens Israel. “We believe that this project will prove to be as successful as our previous joint projects with Menora and will serve as a milestone for the Sapiens IDIT software suite in the Israeli market.”

“Expanding agreements with existing customers is an important part of Sapiens’ business model,” said Roni Al-Dor, president and CEO of Sapiens. “The success we have experienced with this approach highlights our ability to meet our clients’ complex needs and evolve with them over time. I am pleased that Sapiens’ efforts to grow our business continue to produce positive results.”

The project will be divided into three phases and is expected to be completed within three years.

Sapiens IDIT is a software solution suite specifically designed for the P&C market. It enables carriers, managing general agents (MGAs) and insurance brokers to meet critical and long-term business goals via traditional insurance, direct insurance, bancassurance and brokers.

About Menora Mivtachim

Menora Mivtachim Group specializes in insurance business, pension and finance. The group manages assets totaling approximately148 billion Israeli shekels. The group offers a variety of solutions in all sectors of life insurance, health insurance, property and casualty insurance, pension funds, new pension funds, provident funds, investment portfolios, mutual funds and advanced financial products. Menora Mivtachim fully owns the largest pension fund in Israel ‒ “New Mivtachim,” with 81 billion Israeli shekels worth of assets under management. Operating since 1935, Menora has distinguished itself as a reliable, innovative and stable company, providing its customers with professional and efficient service.

For more information: www.menoramivt.co.il/wps/portal/ir/home

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,800 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com